UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Center

Daxing District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 27, 2012, UTStarcom Holdings Corp., a Cayman Islands company (the “Company”), entered into a Master Reorganization Agreement Share and Asset Purchase Agreement (the “Master Agreement”) with a wholly owned subsidiary of the Company, UTStarcom Hong Kong Holding Limited, a Hong Kong company (“UTStarcom HK”), and Ying (Jack) Lu, the Chief Executive Officer of the Company (the “Buyer”), pursuant to which the Company will sell: (i) the Business (as defined below) to UTStarcom HK, and (ii) all of the outstanding ordinary shares of UTStarcom HK (the “Shares”) to the Buyer, both upon the terms and conditions set forth in the Master Agreement, and UTStarcom HK will assume certain specific liabilities of the Company and certain subsidiaries of the Company relating to the Business(the “Acquisition”). The Master Agreement also contains customary representations, warranties and covenants, including indemnification obligations of the Company and the Buyer.  Closing of the Acquisition is subject to finalization of terms governing ongoing relations between the Company and the Business and other customary closing conditions.

The term “Business” is defined in the Master Agreement as (i) the delivery of broadcast television and on-demand video services over carrier networks to residential and commercial premises using UTStarcom HK’s Internet Protocol Television system, RollingStream™ and (ii) the sale of the Personal Handy-phone System.

In connection with the Acquisition, UTStarcom HK will issue a convertible bond to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of US$20,000,000 that is convertible into approximately 33% of the Shares upon maturity (the “Convertible Bond”).  Upon UTStarcom HK achieving profitability, five million ($5,000,000.00) of principle of the Convertible Bond will be converted into Shares. In addition, the Company or an affiliate of the Company (other than UTStarcom HK or its subsidiaries) and UTStarcom HK or its subsidiary will enter into agreements relating to the use of the Company’s intellectual property by UTStarcom HK and its subsidiaries, the resale of the Company’s and UTStarcom HK’s products, the assignment and assumption of certain contracts to UTStarcom HK and the provision of certain services.

In connection with the closing of the Acquisition, Mr. Lu is expected to resign from his position as the Chief Executive Officer of the Company (the “Resignation Date”).  In addition, the Board has appointed Mr. William Wong to serve as Chief Operating Officer of the Company, effective immediately.  Mr. Wong will succeed Mr. Lu as Chief Executive Officer upon the closing of the Acquisition.

On July 27, 2012, the Company issued a press release announcing the Acquisition and that it had entered into the Master Agreement.  The full text of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

By :	/s/ Xiaoping Li
Name :	Xiaoping Li
Title :	Director

Date: July 27, 2012

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EXHIBIT INDEX

Exhibit No.	Description

99.1

Press Release, dated July 27, 2012, entitled “UTStarcom Announces Strategic Initiatives — Company to Focus on Services and Divest IPTV Business — Former Board Member Mr. William Wong to Become Chief Executive Officer — Company Expects Second Quarter Results to be in Line with Internal Expectations”

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